Exhibit (a)(13)

Email Correspondence To Employees of Altera Corporation

2003 July Focal Eligible Participants

We have received several questions regarding the number of 2003 July focal option shares that employees who participate in the option exchange program will receive in January 2004.

An individual’s participation in the option exchange program will not affect the number of shares underlying the 2003 July focal grant. However, an individual’s participation in the option exchange program affects WHEN the number of shares can be communicated to that individual. The number of stock option shares, if any, will be fixed in July 2003, but will not be communicated to employees who elect to participate in the option exchange program until the focal grant is made in January 2004.

Managers have been informed, and are reminded again, not to communicate to employees the number of shares that an employee will receive in the upcoming 2003 July focal until they receive a confirmation statement from the PeopleSoft Human Resources system. If you choose to participate in the option exchange program, you will be advised of the number of focal option shares in January 2004. If you do not participate in the option exchange program, you will be informed of your 2003 July focal grant, if any, shortly after July 7, 2003.

To receive the July 2003 focal grant in January 2004, individuals must have been continuously employed by Altera or any of its subsidiaries up to the date that the focal grant is made.

Grants Previously Made in December

Director-level employees and above and sales incentive eligible personnel who were previously considered for focal stock option grants in December will be considered for their next focal grant in January 2004, whether or not the employee participates in the option exchange program. If a focal grant is awarded to an eligible employee in January 2004, it will be priced on the date of grant.

Darrell Moore
Director, Compensation & Benefits